PROSPECTUS
                                1,382,248 Shares

                         STRATEGIC SOLUTIONS GROUP, INC.

                                  Common Stock

         This Prospectus relates to 1,382,248 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Strategic Solutions Group, Inc., a Delaware corporation (the "Company"), that are issuable to the Selling Stockholders (as defined herein) in connection with the conversion of $1,600,000 aggregate principal amount of the Company's 6% Convertible Subordinated Debentures (the "Debentures") into a presently indeterminate number of shares and the exercise of warrants to purchase 80,000 shares of Common Stock (the "Warrants") (all of the Common Stock covered by this Prospectus being hereinafter referred to as the "Shares"). All of the Shares offered hereby are being offered on a continuous basis by the Selling Stockholders. See "Selling Stockholders." The Company will receive none of the proceeds from the sale of the Shares. Any proceeds received from the exercise of the Warrants, aggregating $363,000 if all of the Warrants are exercised for cash, will be used by the Company for general corporate purposes.

         The number of shares issuable by the Company in connection with the conversion of the Debentures is based upon the market price of the Common Stock at the time of conversion. The 1,302,248 Shares calculated to be issuable in connection with the conversion of the Debentures is based on a price of $1.21 per share of Common Stock, which is greater than the average of the high and low prices of the Common Stock on the Nasdaq SmallCap Market on April 27, 1998 ($1.1875), and includes the payment in Common Stock of interest due upon conversion. See "Selling Stockholders." The number of shares available for resale is subject to adjustment and could be materially greater or fewer than such estimated amount depending on factors that cannot be predicted by the Company at this time, including among others, the future market price of the Common Stock. This presentation is not intended, and should not be construed, to constitute a prediction as to the future market price of the Common Stock.

         The Shares may be offered from time to time by the Selling Stockholders, or by their pledgees, donees, transferees or other successors in interest, in transactions (which may include block transactions) on the Nasdaq SmallCap Market, the Boston Stock Exchange, the over-the-counter market, in private sales or negotiated transactions, through the writing of options on Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

         The Common Stock is quoted on the Nasdaq SmallCap Market and listed on the Boston Stock Exchange. On April 27, 1998, the average of the high and low prices of the Common Stock on the Nasdaq SmallCap Market was $1.1875 per share.

            See   "Risk  Factors"  beginning on page 5 for certain
               information   that  should  be   considered   by
                           prospective investors.


         THE COMMON STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this Prospectus is May 4, 1998.

         NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                                TABLE OF CONTENTS

Summary of Offering.....................................................4
Risk Factors............................................................5
Incorporation of Certain Documents by Reference.........................9
The Company............................................................10
Use of Proceeds........................................................10
Selling Stockholders...................................................10
Experts................................................................11
Legal Matters..........................................................11
Available Information..................................................11

                             SUMMARY OF THE OFFERING

         The following summary information is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated herein by reference.

Securities Offered..................  1,382,248    shares   of   Common    Stock
                                        consisting   of  (i)  an   indeterminate
                                        number  of   shares   of  Common   Stock
                                        issuable   upon    conversion   of   the
                                        Company's Debentures, including interest due on the Debentures, which is payable in Common Stock at the Company's option, and (ii) 80,000 shares issuable upon the exercise of Warrants held by the Selling Stockholders.

Shares of  Common Stock
  Outstanding.......................  As of April 27, 1998, there were 1,768,839
                                        shares  of  Common   Stock   issued  and
                                        outstanding.

Use of Proceeds..................... The Company  will not  receive  any of the proceeds  from the sale of Common  Stock
                                        by the Selling Stockholders. The Company
                                        will receive  proceeds  from the sale of
                                        Common Stock to the Selling Stockholders
                                        upon  the  exercise  of  the   Warrants,
                                        provided  such  exercise is not effected
                                        pursuant   to  the   cashless   exercise
                                        provisions   of   the   Warrants.   Such
                                        proceeds will aggregate $363,000 if all of the Warrants are exercised for cash and will be used by the Company for general corporate purposes. See "Use of Proceeds."

Risk Factors........................  The Common Stock offered  hereby is highly speculative and involves a high degree of risk. See "Risk Factors."

Nasdaq Symbol/Boston
  Stock Exchange Symbol.............  SSGI/STG

                                  RISK FACTORS

         The Common Stock offered hereby is highly speculative in nature and involves a high degree of risk. Prospective investors should carefully consider the following risks and speculative factors inherent in and affecting the business of the Company and the Common Stock prior to making an investment in the Company. The Common Stock should not be purchased by investors who do not have sufficient financial means to sustain the loss of their entire investment.

         History of Operating Losses and Accumulated Deficits; Uncertainty Regarding Achievement of Profitability; Going Concern Opinion. The Company has incurred net losses in each of its reported fiscal years since inception. The Company reported net losses of $3.8 million for the year ended December 31, 1996 and $2.9 million for the year ended December 31, 1997. The Company's accumulated deficit through December 31, 1997 was $13.6 million. There is no assurance the Company will ever achieve profitable operations. The Company's independent accountants, in their report regarding the Company's financial statements for the year ended December 31, 1997, indicated that, since the Company has a history of recurring losses from operations, an accumulated deficit and insufficient cash resources to fund planned operations, substantial doubt exists as to the Company's ability to continue as a going concern.

         Need for Additional Capital. The Company believes, based upon current projections, that cash currently on hand should be sufficient to sustain current operations and finance planned expansion through approximately June 1998. The Company in all likelihood will be required to obtain additional financing in order to sustain operations beyond that date. There can be no assurance that such additional financing will be available or, if available, that it will be on terms acceptable to the Company.

     Possible Delisting of Common Stock from Nasdaq System. In February 1998, the Company was notified by the Nasdaq SmallCap Market that it was not in compliance with the new minimum net tangible assets requirement of $2 million and that the Company's Common Stock was scheduled for delisting. As of December 31, 1997, the Company's net tangible assets were approximately $1 million. The Company is unlikely to meet the new net tangible assets requirement unless a substantial amount of the Debentures are converted, and the Company cannot require conversion of the Debentures until October 1999. The Company has requested a temporary exemption from the new net tangible assets requirement and has submitted a proposed compliance plan in support of its request. As of the date of this Prospectus, the scheduled delisting of the Company's Common Stock has been stayed pending the Nasdaq's decision with respect to the Company's exemption request. There can be no assurance that the exemption request will be granted.

         In addition, the Nasdaq SmallCap Market currently requires a minimum bid price of $1.00 per share. On April 27, 1998, the average of the high and low prices of the Common Stock on the Nasdaq SmallCap Market was $1.1875 per share. The failure to meet these or any other maintenance criteria in the future may result in the delisting of the Common Stock from Nasdaq SmallCap Market, and trading, if any, in the Common Stock would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, investors could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock.

         Risk Relating to Penny Stocks. If the Common Stock were to become delisted from trading on the Nasdaq SmallCap Market, trading in the Common Stock would become subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") that require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchase and have received the purchaser's  written  consent to the  transaction  prior to sale.  If the Common
Stock were delisted from Nasdaq, the additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of holders to sell the Common Stock in the secondary market.

         Possible Volatility of Stock Prices. Although the Common Stock has been traded on the Nasdaq SmallCap Market and Boston Stock Exchange since November 1993, the Common Stock has generally been traded on a limited basis and in small volumes. The trading price for the Common Stock may be significantly affected by such factors as the operating results of the Company, the United States and global economic conditions, and various other factors generally affecting the computer software industry. Furthermore, the stock market has from time to time experienced extreme price and volume fluctuations that have particularly affected the market prices of the stocks of small and emerging growth companies traded on the Nasdaq SmallCap Market. These extreme fluctuations, which often have been unrelated to the operating performance of any particular company or to any group of companies, may adversely affect the market price of the Common Stock.

         Uncertainty of Market Acceptance for Custom Software; Length and Uncertainty of Software Marketing Efforts. The Company's custom software products are designed to replace more traditional forms of written and audiovisual materials used for training in the workplace. Although there is a substantial market for workplace training materials and products, there is no assurance that computer-based training materials such as those developed by the Company will replace the more traditional forms on a large scale. In order to operate on a profitable basis, the Company will be required to increase substantially the number and size of new custom software development contracts.

         Because the Company's custom software products usually replace existing methods of doing business, marketing of its products is normally a costly, time-consuming process. The Company frequently experiences a significant delay (in some cases up to one year) between the time of initial sales contact and the signing of a contract and, in many instances, the Company fails to obtain a contract notwithstanding its marketing efforts. The substantial time and expense required to procure contracts and the failure to obtain contracts from potential customers that have been solicited may adversely affect the Company's cash flow and create other operational problems. Procurement and retention of contracts is also subject to the risk that customers may decide to develop their own custom software internally or may cancel their contracts with the Company.

         Competition. The market for the Company's custom software is highly competitive. The Company competes with other companies that produce interactive training software and other third-party suppliers of training and marketing materials, as well as internal training departments of potential customers. In addition, the Company expects competition from existing software companies and book publishers seeking to broaden their product lines, and the continued improvement in computer programming tools may enable businesses to develop their own training software internally. Many of the Company's current and potential competitors have substantially greater financial, technical, sales, marketing, and other resources, as well as greater name recognition, than that of the Company.

         Dependence on Limited Number of Customers. For the year ended December 31, 1997, the Company's four largest customers accounted for approximately 31%, 24%, 15% and 12%, of the Company's total revenue. The loss of any of the Company's major customers, or the inability to collect accounts receivable from one or more of them, could adversely effect the Company's business, operating results, and financial condition.

         Limited Intellectual Property and Proprietary Rights. Under most of its contracts, the Company regards its software as proprietary, in that title to and ownership of its software generally reside with the Company. The Company grants nonexclusive licenses to customers for software developed by the Company for such customers. Like many software firms, the Company has no patents. The Company attempts to protect its rights with a combination of copyright and trade secret laws, and employee and third-party nondisclosure agreements. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or obtain and use information that the Company regards as proprietary, such as source codes or programming techniques that generate high-quality animation on low-end platforms.

         As the number of software products increases and their functionality further overlaps, the Company believes that software programs increasingly will become the subject of infringement claims. Although the Company's products have never been the subject of an infringement claim, there can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertion may not require the Company to enter into royalty arrangements or result in costly litigation.

         Dependence on Key Personnel; Need for Additional Personnel. The Company has an employment agreement with John Cadigan, its Chief Executive Officer. The loss of his services or those of other key personnel could have a material adverse effect on the Company. The Company also will be required to attract and retain additional managerial, sales and marketing, financial, and technical personnel in order to expand its business. There is no assurance the Company can attract and retain qualified employees.

         Fluctuations in Quarterly Operating Results. The Company's quarterly operating results are subject to significant fluctuations, since sales of custom commercial software products are to a limited number of customers for individual projects and because of the unpredictability of contract awards and timing of payment thereunder. Such fluctuations may increase in the future as the Company attempts to secure larger contracts.

         No Product Liability Insurance. The Company could be subject to product liability claims in connection with the use of its products. There can be no assurance that the Company would have sufficient resources to satisfy any liability resulting from these claims or would be able to have its customers indemnify or insure the Company against such claims. The Company currently does not carry product liability insurance and there can be no assurance that such coverage, if obtainable, would be adequate in terms and scope to protect the Company against material adverse effects in the event of a successful product liability claim.

         Outstanding Options and Warrants--Potential Further Dilution to Stockholders. As of the date of this Prospectus, there are outstanding options and warrants to purchase an aggregate of 430,209 shares of Common Stock with exercise prices ranging from $1.50 to $39.20 per share, not including the Warrants. The terms upon which the Company may be able to obtain additional equity capital may be adversely affected by such options and warrants, because the holders thereof can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided by the terms of such warrants or options.

         The exact number of shares of Common Stock issuable upon conversion of the Debentures cannot be estimated with certainty because, generally, such issuance of Common Stock will vary inversely with the market price of the Common Stock at the time of such conversion, and there is no cap on the number of shares of Common Stock that may be issuable. The number of shares of Common Stock issuable upon conversion of the Debentures is also subject to various adjustments to prevent dilution resulting from stock splits, stock dividends or similar transactions.

         Anti-Takeover Provisions. The Certificate of Incorporation and By-Laws of the Company contain provisions that provide for up to three-year terms for the directors of the Company and the election of such directors on a staggered basis. The Company's Proxy Statement relating to the 1998 Annual Meeting of Stockholders includes a proposal which, if approved by the Company's stockholders, would amend its Certificate of Incorporation to provide that the shareholders of the Company cannot act by written consent. In addition, in certain circumstances, Delaware law requires the approval of two-thirds of all shares eligible to vote for certain business combinations involving a stockholder owning 15% or more of the Company's voting securities, excluding the voting power held by such stockholder. Furthermore, Mr. Cadigan's employment contract provides for a lump sum payment of 299% of his base salary in the event of a change in control of the Company and his subsequent termination without cause. In addition to the potential impact on future takeover attempts and the possible perpetuation of management, the existence of each of the above provisions and employment agreement could have an adverse effect on the market price of the Common Stock.

         No Dividends and None Anticipated. The payment by the Company of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid or declared any dividends upon its Common Stock since its inception and does not contemplate or anticipate making any distributions with respect to its Common Stock in the foreseeable future.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission by the Company are incorporated in this Prospectus by reference:

         1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1997.

         2.       The Company's Current Report on Form 8-K dated April 23, 1998.

         3. The description of the Company's Common Stock contained in the Prospectus included in the Company's Registration Statement on Form SB-2 under the Securities Act (File No. 33-97776), incorporated by reference into the Company's Registration Statement on Form 8-A under the Exchange Act.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents described above, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests should be directed to: Strategic Solutions Group, Inc., Suite 100, 326 First Street, Annapolis, Maryland 21403, telephone (410) 263-7761.

                                   THE COMPANY

         The Company develops and markets multi-media software that replaces or supplements technical manuals and operating documentation for equipment, machinery, and industrial processes and provides alternative methods of delivering employee training, sales and marketing presentations and corporate communications. Engaged in the development of software since 1989, the Company expanded its operations in 1996 into the development and marketing of interactive multi-media software for business communications. The Company's address is 326 First Street, Suite 100, Annapolis, Maryland, and its telephone number is (410) 263-7761.

         Recent Developments. In January 1998, the Company issued a notice of redemption of the Debentures specifying payment of the redemption amount with shares of the Company's Common Stock. Supermex Trading Company, Inc., the holder of the Debentures (the "Holder") and a Selling Stockholder, refused to accept the shares as payment and filed suit against the Company in the Delaware Court of Chancery alleging that the terms of the Debentures permit the Company to redeem only in cash. In April 1998, the court ruled in favor of the Holder, declared the redemption invalid and awarded damages to the Holder in the amount of $105,000 for the Company's failure to honor the Holder's conversion of $115,000 principal amount of the Debentures. The Holder is also claiming
$160,000 in penalties allegedly due under a registration rights agreement between the Holder and the Company.


                                 USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders. The aggregate cash exercise price of all of the Warrants is $363,000. Provided the exercise of the Warrants is effected for cash, any proceeds received by the Company from such exercise will be used for general corporate purposes.


                              SELLING STOCKHOLDERS

         The Selling Stockholders will have acquired the Shares offered hereby upon conversion of the Debentures and exercise of the Warrants. As described below, an indeterminate number of shares of Common Stock are issuable upon conversion of the Debentures and 80,000 shares of Common Stock are issuable upon exercise of the Warrants. The Debentures and the Warrants were issued to the Selling Stockholders, effective October 31, 1997. The Warrants are exercisable by the Selling Stockholders at any time through October 31, 2002 at an exercise price of $4.5375 per share of Common Stock.

         The following table shows the names of the Selling Stockholders, the number of shares of Common Stock owned by each of the Selling Stockholders as of the date of this Prospectus (consisting of shares that may be acquired upon conversion of the Debentures and exercise of the Warrants), the number of shares to be sold by each of the Selling Stockholders, and the number of shares to be owned each of the Selling Stockholders after the Offering (assuming the sale of all of the Shares offered hereby).

                                                                    Shares to be
                              Shares                 Shares          Owned After
Name                           Owned                to be Sold        Offering
Supermex Trading
  Company, Ltd.              1,342,248               1,342,248           0

Corporate Capital
  Management                  40,000                  40,000             0

The shares owned and to be sold consist of (i) an indeterminate number of shares of Common Stock issuable upon conversion of the Debentures, and (ii) 80,000 shares issuable upon the exercise of Warrants. The number of shares issuable by the Company in connection with the conversion of the Debentures is based upon the lesser of (i) $4.125 per share, which was the average market price of the Common Stock on the five trading days immediately preceding the date the Debentures were issued, and (ii) 80% of the average market price of the Common Stock on the five trading days immediately preceding the date of conversion, but not less than the applicable floor price as set forth in the Debenture. The 1,302,248 Shares calculated to be issuable in connection with the conversion of the Debentures is based on a price of $1.21 per share of Common Stock, which is greater than the average of the high and low prices of the Common Stock on the Nasdaq SmallCap Market on April 27, 1998 ($1.1875), and includes the payment in Common Stock of interest due upon conversion. Such interest is payable in Common Stock at the option of the Company. The number of shares available for resale is subject to adjustment and could be materially greater or fewer than such estimated amount depending on factors that cannot be predicted by the Company at this time, including among others, the future market price of the Common Stock.


                                     EXPERTS

         The consolidated financial statements of the Company as of December 31, 1995, 1996 and 1997, and for the years then ended included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, which are incorporated herein by reference, have been incorporated herein in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, upon the authority of said firm as experts in accounting and auditing. Such report includes an explanatory paragraph regarding the Company's ability to continue as a going concern.


                                  LEGAL MATTERS

         The legality of the Common Stock offered hereby will be passed upon for the Company by Palmarella & Sweeney, P.C., 993 Old Eagle School Road, Suite 415, Wayne, PA 19087.


                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") and with the National Association of Securities Dealers, Inc. (the "NASD"). Reports and other information filed by the Company with the Commission can be

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


inspected and copied at the Commission's public reference facilities, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Commission's regional offices located at 7 World Trade Center, New York, New York 10007 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers that is located at: http://www.sec.gov. In addition, reports and other information concerning the Company also may be inspected at the offices of the NASD, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement under the Securities Act, with respect to the shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information set forth in the Registration Statement. The omitted information may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such information may be obtained upon payment of the fees prescribed by the Commission. For further information pertaining to the shares of Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and schedules filed as a part thereof.

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